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                                                                     EX-4.6

Philip G. Satre                                                  Telephone
Chairman, President and                                          901/762-8600
Chief Executive Officer

                          HARRAH'S ENTERTAINMENT, INC.
                    The Premier Name In Casino Entertainment

                                                                July 23, 1997

To Our Stockholders:

         On April 25, 1997, Harrah's Entertainment, Inc. held its Annual Meeting of Stockholders. At the meeting, in addition to the election of three Class I directors and the appointment of the Company's independent public accountants, stockholders were asked to vote on a proposal sponsored by the HERE Union to amend the Company's bylaws to eliminate the Company's Stockholder Rights Plan. The proposal was opposed by the Board of Directors.

         On behalf of the Board of Directors, I want to thank you for your participation in the proxy process and advise you of the final voting results from the 1997 stockholders meeting.

o        All Class I Directors were elected by over 98% of votes cast.

o The appointment of Arthur Andersen LLP as the Company's independent public accounts for the 1997 calendar year was ratified.

o The stockholder proposal to amend the bylaws to eliminate the Stockholder Rights Plan failed to pass. It received the affirmative vote of only 32.7% of outstanding shares rather than the affirmative vote of 75% of outstanding shares as required by the Company's Certificate of Incorporation.

         As you know from the Company's proxy materials, the Board of Directors opposed the stockholder proposal because the Board believes the Rights Plan protects the interests of all stockholders and preserves the long-term value of their investments in the Company, and because we believe the proposed bylaw amendment was legally invalid under Delaware law.

         I am taking this opportunity to enclose the current summary description that outlines the principal features of the Stockholder Rights Plan. The Board considers these Rights to be a valuable means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing

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a fair  acquisition  bid for the  Company.  The summary is for your  information only, and no action by stockholders is required at this time. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer for 15% or more of the common stock.

         We believe the overwhelming vote of the stockholders to elect the Company's directors reflects confidence in the Board of Directors to make decisions regarding the Company's future, and we thank you for that support. Our overriding objective is to build value for Harrah's stockholders.


                                       Sincerely,


                                       /s/Philip G. Satre
                                       Philip G. Satre
                                       Chairman, President &
                                       Chief Executive Officer





























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     As described in the Rights Agreement, Rights which are held by or have been held by Acquiring Persons or Associates or Affiliates thereof (as defined in the Rights Agreement) shall become null and void.

                          SUMMARY OF RIGHTS TO PURCHASE
                                 SPECIAL SHARES
                        AS AMENDED THROUGH APRIL 25, 1997


                  On July 19, 1996 the Board of Directors of Harrah's Entertainment, Inc. (the "Company") declared a dividend of one Right for each share of common stock, $0.10 par value (the "Common Shares"), of the Company outstanding at the close of business on October 5, 1996 (the "Record Date"). As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one two-hundredth of a share of Series A Special Stock (the "Special Shares") at a price of $130 per one two-hundredth of a Special Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 5, 1996, as the same may be amended from time to time (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

                  Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares or (ii) ten (10) days (or such later date as may be determined by action of at least a majority of Continuing Directors (as defined below) prior to such time as any Person becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date," whether or not either such date occurs prior to the Record Date), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights.

                  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), new Common Share certificates



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issued  after the close of  business  on the Record  Date upon  transfer  or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on October 5, 2006, subject to the Company's right to extend such date (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company or terminated.

                  Each Special Share purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 200 times the dividend, if any, declared per Common Share. In the event of liquidation, the holders of the Special Shares will be entitled to a minimum preferential liquidation payment of $200 per share but will be entitled to an aggregate payment of 200 times the payment made per Common Share. Each Special Share will have 200 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Special Share will be entitled to receive 200 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Special Share's dividend, liquidation and voting rights, the value of one two-hundredth of a Special Share purchasable upon exercise of each Right should approximate the value of one Common Share.

                  The Purchase Price payable, and the number of Special Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Special Shares, (ii) upon the grant to holders of the Special Shares of certain rights or warrants to subscribe for or purchase Special Shares or convertible securities at less than the current market price of the Special Shares or (iii) upon the distribution to holders of the Special Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular


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periodic cash dividends have not theretofore  been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Special Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

                  In the event that a Person becomes an Acquiring Person (except pursuant to certain cash offers for all outstanding Common Shares approved by the Board) or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the 15% stockholder (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the then current Purchase Price of the Right. With certain exceptions, in the event that (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Shares are changed or exchanged (other than a merger which follows certain cash offers for all outstanding Common Shares approved by the Board) or (ii) more than 50% of the Company's assets or earning power is sold, proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

                  At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to acquire the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, in exchange for that number of Common Shares having an aggregate value equal to the Spread (the excess of the value of the Common Shares issuable upon exercise of a Right after a Person becomes an Acquiring Person over the Purchase Price) per Right (subject to adjustment).

                  No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, a payment in cash will be made based on the market price of the Special Shares on the last trading date prior to the date of exercise.

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                  The Rights may be  redeemed  in whole,  but not in part,  at a price of $0.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the earlier of (i) the first date of public announcement that a Person has become an Acquiring Person or (ii) the Final Expiration Date. In the event that, pursuant to the last sentence of Section 1.1 of the Rights Agreement, the Board of Directors determines that a Person has become an Acquiring Person inadvertently, and such Person divests Common Shares in accordance with such sentence, then the Company's right of redemption shall be deemed to have not expired as a result of such inadvertent acquisition. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make an announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  The term "Continuing  Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the time that any Person becomes an Acquiring Person, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring
Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

                   Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, amend or supplement the Rights Agreement without the approval of any holders of Right Certificates to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, to shorten or lengthen any time period under the Rights Agreement (so long as, under certain circumstances, a majority of Continuing Directors approve such shortening or lengthening) or, so long as the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) are not adversely affected thereby, to make any other provisions in regard to matters or questions arising thereunder which the Company and the Rights Agent may deem necessary or desirable, including but not limited to extending the Final Expiration Date. The Company may at any time prior to such time as any Person becomes an Acquiring Person amend the Rights Agreement to lower the thresholds

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described above to not less than the greater of (i) any percentage  greater than the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%.

                  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.





































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